November 30, 2020

VIA EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Jackson National Life Insurance Company Initial Index-Linked Annuity Registration Filing, Form S-1 File No.

Dear Commissioners:

Enclosed for filing please find an initial Registration Statement on Form S-1 which is filed pursuant to the Securities Act of 1933 (“1933 Act”). The purpose of this filing is to register an Individual Single Premium Deferred Registered Index-Linked Annuity under the 1933 Act.

If you have any questions, please call me at (517) 367-3754.

Very truly yours,

By: /s/ ALISON SAMBORN
Alison Samborn
Associate General Counsel,
Legal Product Development